HOTCHKIS AND WILEY CAPITAL MANAGEMENT
725 South Figueroa Street, 39th Floor - Los Angeles, California 90017-5439 - Tel 213.430.1000 - Fax 213.430.1001 - www.hwcm.com

April 14, 2008



To the Special Committee of Independent Board Members:
John Barnett, Lead Director
Neil G. Davis, Director
Philip K. Fricke, Director
Manfred Jakszus, Director

c/o MI Developments, Inc.
455 Magna Drive
Aurora, Ontario
Canada
L4G 7K1

Dear Special Committee of Independent Board Members:

Hotchkis and Wiley Capital Management strongly opposes the proposed deal between MI Developments (NYSE: MIM) and Mr. Frank Stronach,
Chairman of the Board, that was announced on Monday March 31, 2008. We ask that you reject this deal which, in our estimation, will cost shareholders 47% of the existing market capitalization.

Hotchkis and Wiley, on behalf of its clients, has been a major shareholder of MI Developments (MID) since its spin off in August 2003, and currently holds approximately 12% of the outstanding stock.
Hotchkis and Wiley is a traditional investment manager. As a fiduciary to our clients, we have analyzed the proposed deal and would like to share our analysis with you:

The proposed deal does not reflect an arms-length transaction, but rather an appalling and unjustified transfer of assets from shareholders to Mr. Stronach. We estimate this deal transfers $12.50 per share from its rightful owners to Mr. Stronach. (See the attached exhibit).

This deal gives Mr. Stronach more than $325 million of shareholder value on day one. In addition, this deal gives Mr. Stronach control of a partnership funded with another $220 million of shareholder assets which he can use to support his controlled entity Magna Entertainment
(MECA). Magna Entertainment currently has a going concern qualification on its audit report and we have little expectation of a return on any additional capital invested there.

When you review this deal, we ask that you exercise your Fiduciary Duty and your Duty of Care. We ask that you perform a rigorous financial analysis of this deal versus

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the Board's existing plan.  We ask you to make public your calculations on valuation of this deal versus valuation of the Board's existing plan so shareholders will be fully informed when they vote. We want to be sure there is adequate and appropriate disclosure. We look forward to reviewing those calculations.

As shareholders of MID, we have felt oppressed by Mr. Stronach for some time. In 2005, Mr. Stronach used his super voting power to block a shareholder proposal that had overwhelming support (92% of the publicly held Class A shares that were voted). Interestingly, many of the components included in that proposal such as separating MECA, increasing the payout ratio at MID, and accepting more leverage at MID are now acceptable to Mr. Stronach in this deal. The difference between the current proposal and the 2005 proposal is the original proposal did not include any money or assets transferred from shareholders to Mr. Stronach. It appears he was never against the principles of the original proposal, it just did not reward him enough personally.

In addition, Mr. Stronach has overseen hundreds of millions of MID's dollars invested into Magna Entertainment, where he is Chairman and CEO. These investments have been made with the Board's complicity and one can question whether the Board has fully carried out its duties, especially, since many of these investments appear to have been made at below market terms and there has clearly been a conflict of interest present. We assume that other shareholders who have indicated support for this deal have felt coerced to do so because they lacked faith in the Independent Board Members to protect their rights.

We recommend that the Board explicitly forbid any future investments into MECA. Going forward, if Mr Stronach desires to invest in MECA, he should fund it with his own money, not that of our company. We believe the existing MECA shares should be sold or immediately spun out to MID shareholders and the $247 million note should be sold to a third party in an arms length transaction. This will forever separate MECA and free up MID's capital for distributions.

The Board has in place an existing plan to improve shareholder value. Unfortunately, that plan has not been executed. The existing plan includes increasing MID's financial leverage, increasing dividends at MID, repurchasing MID shares and rationalizing MID's relationship with MECA. Execution of the Board's existing plan will return significantly more value to existing shareholders than the proposed deal with Mr. Stronach. As stated above, under the Board's existing plan our estimate is shareholders would receive at least $12.50 per share of extra value,,or nearly 47% of the existing stock price.

As patient, long term shareholders of MID, we request the Special
Committee of Independent Board Members to:

1)  Exercise your Fiduciary Duty and your Duty of Care.
2) Quantify the value shareholders and Mr. Stronach would each receive in this deal versus the Board's existing plan; show exactly how those financial calculations are computed; and make those calculations publicly available for all shareholders to review and analyze before they are asked to vote.

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3)  Provide an explicit and transparent plan of action which forbids any and all future investments in MECA so future funds or assets will not be transferred from shareholders to Mr. Stronach or his controlled entities.
4) Reject this coercive deal and execute the Board's existing plan which does not benefit Mr. Stronach at the expense of other shareholders.

Hotchkis and Wiley intends to vote all its shares against the proposed deal as it currently stands.

Sincerely,

/s/ David Green

David Green
Principal and Portfolio Manager


cc: Frank Stonach, Director and Chairman of the Board
    Dennis J. Mills, Director
    Barry B. Byrd, Director
    Judson D. Whiteside, Director
    Senator Rod A. A. Zimmer, Director
    John D. Simonetti, Chief Executive Officer and Director











Disclosure Statement
This letter does not constitute an offer to sell or the solicitation of an offer to buy any securities. Investment analyses are proprietary and confidential and generally based on publicly available information (including information obtained from company management). Certain information may have been obtained from proprietary broker-dealer and/or independent third-party research. Information obtained from these sources is considered reliable, but its accuracy or completeness cannot be guaranteed. The research herein is not intended to be, and should not be, relied on for investment advice. Any forecasts and estimates made cannot be guaranteed. The opinions expressed are as of April 14, 2008, and are subject to change and may not be accurate reflections after that date.

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Exhibit to Letter

Explanation of Value Transfer from MID to Mr. Stronach:

1. At a cost of $25 million, Mr. Stronach will receive 51% of a limited partnership which includes: 1) $150 million of cash,
    2) a $247 million note receivable, 3) land worth $55 million. The total partnership has an initial value of $452 million and Mr. Stronach's 51% share is worth $230 million. The net transfer of value is $230 million less $25 million cost or $205 million.

2. Mr. Stronach would receive 10% of MID for free. We would expect MID to have AFFO of approximately $99 million if this transaction were effectuated. $185 million rental revenues less $20 million G&A less $55 million interest expense less $10 million taxes less
    0.5 million CAPEX. At a 12.5x AFFO multiple the value of the restructured company would be $1.24 billion. Mr. Stronach's 10% share would represent a value of $124 million ($99 million x 12.5 x 10%). The net transfer of value is $124 million less $0 cost or $124 million.

Total Value transferred to Mr. Stronach: $205 million + $124 million = $329 million.

In addition, Mr. Stronach would control a limited partnership that he could use to fund Magna Entertainment. The MID board would have no right to exercise any control over that partnership even though MID would technically own 49% of the assets, or $220 million. We assume Mr. Stronach would impair the value of those assets as he has clearly shown a proclivity to value horse racing at Magna Entertainment above a return on investment. Ironically, this transaction would essentially give license to Mr. Stronach to fritter away another $220 million of company assets without any governance or control.

Shareholder funds at risk to further destruction by Mr. Stronach:  $220 million

The total value transfer:
Mr. Stronach's net value of the Limited Partnership                $205 million
Mr. Stronach net value of his new interest in MID                  $124 million
                                                                   ------------
Net Gift to Mr. Stronach                                           $329 million

Shareholder funds at risk to further destruction by Mr. Stronach   $220 million
                                                                   ------------
Total Funds Transferred or at Risk                                 $549 million

Expenses to Execute the Deal                                        $35 million
                                                                   ------------
Our Estimate of Total Value Shareholder Value Destroyed            $584 million
                                                                   ------------
Fully Diluted Shares Outstanding                                   46.7 million
Value destruction of this deal                                     $12.50/share
Current value per Share:                                             $26.75
% of Market Cap Transferred from Current Shareholders                  47%



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